                  OPTEL ACQUIRES RESIDENTIAL CABLE OPERATIONS
                    OF PHONOSCOPE IN HOUSTON AND CLEAR LAKE

HOUSTON (October 27, 1997)-OpTel, Inc. and Phonoscope, Ltd. announced today the completion of the previously announced sale of Phonoscope's residential cable operations in Houston and Clear Lake, along with the associated fiber optic network, to OpTel. The acquisition adds approximately 34,000 additional residential cable television subscribers to OpTel's existing customer base in Houston and the surrounding area.

Phonoscope will remain Houston's leading provider of telecommunications services and cable TV to area businesses. Phonoscope will continue to operate its extensive fiber optic network that encompasses the Greater Houston area. The Houston-based company has been providing these services to companies in the Houston area since 1953, and currently offers leased fiber networks, video conferencing, high speed Internet and intranet systems, distance learning, and custom satellite uplinks and downlinks.

OpTel is the leading private provider of cable TV and telephone services to the multi-family housing industry in the United States. In Houston, it provides cable television, local and long distance telephone and other network services. OpTel recently commenced operating a central office telephone switch in Houston and competes directly with the incumbent telephone companies.

Louis Brunel, President and Chief Executive Officer of OpTel, stated, "We are very pleased to have concluded this transaction. The purchase significantly increases our presence in the important Houston market as we advance our telecommunications strategy. The addition of Phonoscope's residential cable operations reinforces OpTel's position as the leading private cable operator in the country." OpTel now serves more than 1,000 multi-family properties across the United States. Units under contract for service are now approximately 400,000.

Lee Cook, Chairman and founder of Phonoscope, said, "This sale will allow Phonoscope to concentrate and focus on the main core of our business, which is to revolutionize telecommunications, such as its goal to develop desktop video and data communications for financial institutions and the corporate world." Mr. Cook noted that OpTel, as the private cable industry leader and having a major presence in Houston, was the logical buyer for the Phonoscope residential cable business.

OpTel is the largest provider of private cable television services to residents of multi-dwelling unit ("MDU") developments in the United States and is expanding the range of telecommunications services it offers to MDU residents principally under long-term contracts with owners of MDU's in nine major cities (Houston, Dallas/Fort Worth, San Diego, Phoenix, Chicago, Denver, San Francisco, Los Angeles and Miami/Ft. Lauderdale). OpTel is majority owned by Le Groupe Videotron Ltee, owner of the second largest cable television operator in Canada.

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

                      Better Connected To The Future(TM)

                                     OPTEL

                             Video . Voice . Data

                    OPTEL COMPLETES PHONOSCOPE ACQUISITION

DALLAS (OCTOBER 28, 1997)-OpTel, the leading private provider of cable TV and telephone services to the multi-family housing industry, announced that it completed its purchase of the Phonoscope residential cable television and associated fiber optic network in the Houston area yesterday. The purchase price was $36.5 million.

The acquired operations serve approximately 34,000 subscribers.

OpTel now serves more than 1,000 multi family properties across the United States. The acquisition increases its units under contract for service to approximately 400,000.

The Phonoscope acquisition will increase the range for OpTel's services in Houston. OpTel currently provides local and long distance telephone services as a shared tenant services operator in six major markets. OpTel recently commenced operating a central office telephone switch in Houston where it now provides local and long distance telephone services as a residential Competitive Local Exchange Carrier ("CLEC").

Louis Brunel, President and Chief Executive Officer of OpTel, stated "We are very pleased to have concluded this transaction. It reinforces OpTel's position as the leading private cable operator in the country and in Houston in particular." He noted that OpTel now has a market share of over 45% of the multi-dwelling unit ("MDU") properties over 150 units in that city.

OpTel is the largest provider of private cable television services to residents of MDU developments in the United States and a leading residential CLEC serving MDU residents. The Company provides cable television services and (in certain markets) telecommunications services, to MDU residents principally under long term contracts with owners of MDU's in nine major cities (Houston, Dallas-Fort Worth, San Diego, Phoenix, Chicago, Denver, San Francisco, Los Angeles and Miami
- Ft. Lauderdale). OpTel is majority owned by Le Groupe Videotron Ltee, owner of the second largest cable television operator in Canada.

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For further information, please contact:

Richard Alden
Treasurer
214-879-8257